Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-169436 and 333-177026 on Form S-8 of our reports dated July 27, 2012, relating to (i) the consolidated financial statements and financial statement schedule of Global Payments Inc. and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes explanatory paragraphs regarding (1) the Company's announcement that it identified and reported unauthorized access into its processing system and (2) the change in accounting method for the retirement of repurchased shares),and (ii) the effectiveness of the Company's internal control over financial reporting, appearing in this Annual Report on Form 10-K/A of the Company for the year ended May 31, 2012.

/s/ DELOITTE & TOUCHE LLP

Atlanta, Georgia
September 28, 2012